Exhibit 8.2

Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com

February 26, 2007

Merrill Merchants Bancshares, Inc.

201 Main Street

Bangor, Maine 04402-0925

Re:	Merger of Merrill Merchants Bancshares, Inc. into Chittenden Corporation

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger”) of Merrill Merchants Bancshares, Inc., a Maine corporation (“Merrill Merchants”), with and into Chittenden Corporation, a Vermont corporation (“Chittenden”). The Merger will be effected pursuant to the Agreement and Plan of Merger dated as of January 18, 2007 by and between Chittenden and Merrill Merchants (the “Merger Agreement”). The Merger and related transactions are described in the Merger Agreement and in the Registration Statement on Form S-4 filed by Chittenden with the Securities and Exchange Commission (the “Registration Statement”). All capitalized terms used but not defined in this opinion shall have the meanings set forth in the Merger Agreement.

In connection with the opinions expressed below, we have examined and relied on originals, or copies certified or otherwise identified to our satisfaction, of the Merger Agreement and of such corporate records of Chittenden and Merrill Merchants as we have deemed appropriate. We will also rely, without independent verification, upon the letters of Merrill Merchants and Chittenden to Thacher Proffitt & Wood LLP, dated the Closing Date, containing certain tax representations. We have assumed that the parties will act, and that the Merger will be effected, in accordance with the Merger Agreement, and that the representations to be made by Merrill Merchants and Chittenden in the foregoing letters will be true, correct, and complete at the Effective Time, and as to statements qualified by the best of knowledge of the management of Merrill Merchants, will be consistent with the underlying facts as of the Effective Time. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

New York, NY                 Washington, DC                 White Plains, NY                 Summit, NJ                 Mexico City, Mexico

Merrill Merchants Bancshares, Inc. February 26, 2007	Page 2.

Based on and subject to the foregoing, it is our opinion that, for federal income tax purposes, under current law, the Merger, when consummated in accordance with the terms hereof, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transaction related thereto or contemplated by the Merger Agreement. This opinion is given solely for the benefit of Merrill Merchants and its shareholders, and may not be relied upon by any other party or entity or otherwise referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference thereto under the heading “Material Federal Income Tax Consequences.”

Very truly yours,

/s/ Thacher Proffitt & Wood LLP